[redacted]

BB 3/10

SECI 08029793 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

2008 FEB 28 PM 5:18
RECEIVED
SEC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Natixis Distributors, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"Notary Public"
Anthony D. Loureiro
Commonwealth of Massachusetts
My Commission Expires on March 14, 2014

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Natixis Distributors, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

(SEC File Number 8-46325)

Financial Statements

December 31, 2007

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Index
December 31, 2007

Page(s)

Report of Independent Auditors ... 1

Financial Statements

Statement of Financial Condition ... 2

Statement of Operations ... 3

Statement of Changes in Partners' Capital ... 4

Statement of Cash Flows ... 5

Notes to Financial Statements ... 6-10

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 ... 11-12

Supplementary Information ... 13

Supplementary Schedule ... 14

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of Natixis Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Natixis Distributors, L.P. (the "Distributor," a wholly-owned subsidiary of Natixis Global Asset Management, L.P.) at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Distributor's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2008

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Operations
Year Ended December 31, 2007

(in thousands of dollars)

Revenues	
Service and distribution fees	$ 97,127
Fee income from affiliates	40,387
Commission income	17,218
Other revenues	
Other income	1,234
Dividend income	780
Total revenues	156,746
Expenses	
Service and distribution fees	68,730
Distribution costs	40,176
Compensation and benefits	15,496
Commissions expense	15,111
Other operating costs	352
	139,865
Net income	$ 16,881

The accompanying notes are an integral part of these financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Financial Condition
December 31, 2007

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	38,263
Accounts receivable, affiliates		840
Accounts receivable, other		22
Deferred commissions, net of accumulated amortization of $48,519		12,942
Prepaid expenses		134
Total assets	$	52,201
Liabilities and Partners' Capital		
Liabilities		
Accrued 12b-1 fees	$	14,096
Accrued broker payments		2,728
Accounts payable, affiliates		169
Accounts payable, other		97
Total liabilities		17,090
Partners' capital		
Limited partner		34,760
General partner		351
Total partners' capital		35,111
Total liabilities and partners' capital	$	52,201

The accompanying notes are an integral part of these financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Changes in Partners' Capital
Year Ended December 31, 2007

(in thousands of dollars)	General Partner	Limited Partner	Total
Balance at December 31, 2006	$ 122	$ 12,108	$ 12,230
Net income	169	16,712	16,881
Contribution of capital	60	5,940	6,000
Balance at December 31, 2007	$ 351	$ 34,760	$ 35,111

The accompanying notes are an integral part of these financial statements.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Cash Flows
Year Ended December 31, 2007

(in thousands of dollars)

Cash Flow provided by (used in) operating activities	
Net income	$ 16,881
Adjustments to reconcile net loss to net cash used for operating activities	
Changes in assets and liabilities	
Increase in accounts receivable, affiliate	(469)
Decrease in accounts receivable, other	273
Increase in deferred commissions	(3,440)
Decrease in prepaid expenses	28
Increase in accrued 12b-1 fees	6,420
Increase in accrued broker payments	1,001
Increase in accounts payable, affiliates	21
Decrease in accounts payable, other	(40)
Net cash provided by operating activities	20,675
Cash flows provided by (used in) financing activities	
Capital contributions	6,000
Net cash provided by financing activities	6,000
Net increase in cash and cash equivalents	26,675
Cash and cash equivalents, at beginning of year	11,588
Cash and cash equivalents, at end of year	$ 38,263

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1. Organization and Summary of Significant Accounting Policies

Organization

Natixis Distributors, L.P. (formerly IXIS Asset Management Distributors, L.P.) (the "Distributor") is the distributor for Natixis Funds (formerly IXIS Advisor Funds), Loomis Sayles Funds, Hansberger Funds and the Delafield Fund, Inc. (collectively, the "Mutual Funds"), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") (formerly the NASD). Natixis Distribution Corporation (formerly IXIS Asset Management Distribution Corporation), which is a wholly-owned subsidiary of Natixis Asset Management Holdings, LLC (formerly IXIS Asset Management Holdings LLC), is the General Partner and has a 1% ownership interest in the Distributor. Natixis Global Asset Management, L.P. (formerly IXIS Asset Management US Group) (the "Operating Partnership" or the "Parent") is the Limited Partner and has a 99% ownership interest in the Distributor.

Natixis Distributors, L.P. is wholly owned by Natixis Global Asset Management, L.P. ("NGAM, L.P.") which is wholly owned by Natixis Global Asset Management Corporation ("NGAM Corp"). NGAM Corp is wholly owned by Natixis Global Asset Management Participations I, a French intermediate holding company which is owned by Natixis Global Asset Management ("NGAM").

Effective November 17, 2006, Caisse Nationale des Caisses d'Epargne ("CNCE"), the principal shareholder of NGAM, completed a transaction with Banque Fédérale des Banques Populaires ("BFBP"), which combined their investment banking, financial services, and asset management businesses (including NGAM) to create Natixis, one of the largest financial services organizations in France. As a result of the transaction, each of CNCE and BFBP owns 34.5% of Natixis, which owns the controlling interest in NGAM. The remaining 31% ownership is publicly owned, with shares listed on the Euronext exchange in Paris.

The Natixis Funds consist of 22 open-end registered investment companies or mutual funds, which offer a combination of Class A, C and Y shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund. Service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets. Effective July 30, 2007 the Class B shares were no longer available as an investment option for new accounts and effective October 12, 2007 additional investments into existing Class B shares will not be permitted. In addition, the Distributor began financing Class B share distribution effective November 1, 2007.

The Loomis Sayles Funds consist of eight open-end registered investment companies or mutual funds, which offer a combination of Retail, Administrative and Institutional class shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund. Marketing and sales support and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

(in thousands of dollars)

The Delafield Fund, Inc. is distributed principally within the United States. Fees earned by the Distributor are based upon a percentage of the funds net assets; as a result, the Distributor's revenues may fluctuate based on the performance of financial markets.

The Hansberger Funds consist of four open-end registered investment companies or mutual funds. The funds are distributed principally within the United States. Fees earned by the Distributor are based upon a percentage of the Funds net assets; as a result, the Distributor's revenues may fluctuate based on the performance of financial markets.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts, Institutional Money Management, Mutual Funds, Variable Annuities and Variable Life products.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of a money market mutual fund (sponsored by a related party, see Note 3), held in a nationally chartered bank and other highly liquid financial instruments, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held in the nationally chartered bank, which results from the timing of distribution fees received from the funds and paid to distributors, exceeds federal insurance limits.

Accounts Receivable

Accounts receivable primarily includes receivables due from affiliates which are settled monthly. On a periodic basis, the Distributor evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectibility is reasonably assured.

Deferred Commission

Included in other assets are commissions paid to third parties on certain mutual fund sales. The Distributor pays a stated percentage to brokers for certain mutual fund sales. Such amounts are amortized and recognized as an expense over a one-year period from payment. These assets are presented net of amortization in the statement of financial condition.

Prepaid Expenses

The prepaid expense account consists of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

Accrued 12b-1 Fees

Accrued 12b–1 fees consist of brokers' fees that are incurred based on a percentage of a Mutual Fund's average net assets.

(in thousands of dollars)

Accrued Broker Payments and Commissions
Included in accrued broker payments and commissions are amounts owed to broker-dealers over and above the standard pricing in accordance to a contract between the broker dealer firm and the Distributor. The account also consists of accrued commissions on Class C shares.

Accounts Payable
Accounts payable consist primarily of payments due to affiliates for certain services received.

Service and Distribution Income
Fee income from affiliates and service and distribution fees (collectively "12b-1 income") is earned by the Distributor as a percentage of a fund's average daily net assets. Service and distribution fees earned on Class A, B and C mutual fund shares are presented gross in revenue.

Commissions are earned on the sale of Class A Mutual Fund shares.

Service and Distribution Fees
12b-1 expense is paid by the Distributor to the broker dealer of record as a percentage of a fund's average daily net assets.

Commissions remitted are based on the fund's prospectus and are paid to the selling broker dealer.

Income Taxes
As the Distributor is a partnership, taxable income or loss is reportable by the limited and general partners on their individual income tax returns. Accordingly, no provisions or benefit from income taxes has been included in these financial statements.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In September 2006, Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management does not expect the adoption of SFAS 157 to have a material impact on the Distributors' financial statements.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Distributor, a maximum threshold for financial statement recognition of the benefits of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Distributor's adoption of FIN 48, effective January 1, 2007, had no impact on the financial statements.

(in thousands of dollars)

3. Transactions with Related Parties

The Distributor provided certain distribution support services during 2007 to Natixis Asset Management Advisors, L.P. (the "Advisor"), a subsidiary of Natixis Global Asset Management, L.P. Fee income from such services, for the period January 1, 2007 to December 31, 2007 is the Separate Account commissions accrued each month, which amounted to $3,141.

The Distributor provided certain Distribution/Marketing and Sales Support to Loomis Sayles, L.P., a subsidiary of Natixis Global Asset Management, L.P. during 2007. Fees related to such services totaled $5,892 for Distribution of the Loomis Sayles No-Load Funds, $29,660 for Marketing & Sales Support Fees on the Natixis Load Funds, and $6,044 for revenue sharing with respect to the Loomis Sayles No-Load Funds. Revenue sharing payments are made to Broker Dealers to support technology and training fees in excess of 12b-1 payments.

The Distributor receives certain fees from Capital Growth Management and AEW Capital Management, both subsidiaries of Natixis Global Asset Management, L.P. for Marketing and Distribution services of their products. These fees totaled $1,025 and $594, respectively, during 2007. Marketing and distribution fees earned by the Distributor are based on a percentage of fund net assets; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

The Distributor receives a distribution fee from the Delafield Fund, Inc., a fund managed by Delafield Asset Management, a wholly-owned subsidiary of Natixis Global Asset Management. The fee earned by the Distributor totaled $75 during 2007.

The Distributor entered into an Expense Agreement effective January 1, 2003, amended July 1, 2004, which stipulates that, Natixis Asset Management Advisors, L.P., a subsidiary of Natixis Global Asset Management, L.P. will bear certain expenses of the Distributor. Expenses include, but are not limited to salary and benefits; occupancy and equipment; distributions costs including travel; meals and entertainment; seminars; promotions; research and fulfillment; system and telecommunications; professional fees including certain audit fees; legal and consulting fees and other operating expenses.

The Distributor invests funds in an account with Reich & Tang Institutional Daily Income Fund, a fund managed and offered by an affiliate, that pays dividends at a floating rate (4.87% as of December 31, 2007). The Distributor had $28,462 invested in this account at December 31, 2007, included in "Cash and Cash Equivalents" on the statement of financial condition, and dividend income earned on this account during 2007 was $780.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business. Such transactions may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4. Partners' Capital

The Parent and the General Partner contributed capital to the Distributor amounting to $6,000 during 2007.

(in thousands of dollars)

5. Net Capital Requirement

The Distributor is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2007, the Distributor had net capital of $20,600, which was $19,461 in excess of its required net capital of $1,139. The Distributor's net capital ratio was 121 to 1.

Natixis Global Asset Management, L.P. has committed to fund operations in accordance with current funding needs of the Distributor.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(l). Because of this exemption, the Distributor has not included the schedules, *Computation for Determination of Reserve Requirements Under Rule 15c3-3,* or *Information for Possession or Control Requirements Under Rule 15c3-3.*

6. Variable Compensation

The Distributor has variable compensation plans that award cash payments to certain employees, which are generally dependent upon sales and asset levels. Variable Compensation expense amounted to $15,496 during 2007. This amount is included in Compensation and Benefits in the statement of operations.

7. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

8. Subsequent Event

The Distributor had $19,461 of excess net capital as of December 31, 2007. A return of capital of $9,000 will be made to NGAM by the Distributor in 2008.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Partners of Natixis Distributors, L.P.

In planning and performing our audit of the financial statements of Natixis Distributors, L.P. (the "Distributor") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Distributor's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Distributors internal control. Accordingly, we do not express an opinion on the effectiveness of the Distributors internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Distributor, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exceptive provisions of Rule 15c3-3.

Because the Distributor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Distributor in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Distributor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Distributor

has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Distributor's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Distributor, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2008

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Natixis Distributors, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2007

(in thousands of dollars)

Net Capital	
Total Partners' Capital	$ 35,111
Deductions	
Nonallowable assets included in Statement of Financial Condition	
Accounts receivable, affiliates	840
Accounts receivable, other	23
Deferred commission	12,942
Prepaid expenses	134
Fidelity bond deductible	3
Net capital before haircuts on securities positions (tentative net capital)	13,942
Haircuts on securities (2%)	569
Net capital	$ 20,600
Aggregate Indebtedness	
Total liabilities or aggregate indebtedness	$ 17,090
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)	$ 1,139
Net capital in excess of requirement	$ 19,461
Excess net capital at 1,000%	$ 18,891
Ratio of aggregate indebtedness to net capital	121:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5
There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2007 FOCUS report.

END